Exhibit 10.1

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the “Agreement”), made this 12th day of November, 2018, is entered into by Spark Therapeutics, Inc., a Delaware corporation with an address of 3737 Market Street, Suite 1300, Philadelphia, Pennsylvania 19104 (the “Company”), and John P. Furey an individual residing at 446 Boxwood Road, Bryn Mawr, PA 19010 (the “Consultant”).
INTRODUCTION
WHEREAS, the Consultant previously was employed by the Company up until January 1, 2019, as its Chief Operating Officer.
WHEREAS, the Company desires to avail itself of the Consultant’s expertise and knowledge for transition services and related matters within Consultant’s areas of expertise during the Consultation Period (as defined below) and the Consultant desires to provide such services.
WHEREAS, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties agree as follows:
1.    Services. The Consultant agrees to perform such consulting, advisory and related services to and for the Company as may be reasonably requested from time to time by the Company, including, but not limited to, the services specified on Schedule A to this Agreement.
2.    Term. This Agreement shall commence on January 2, 2019 and shall terminate on July 1, 2019, unless sooner terminated in accordance with the provisions of Section 4, being referred to as the “Consultation Period”). The parties may agree to extend by mutual written agreement.
3.    Compensation.
3.1    Consulting Fees; Treatment of Equity Awards. The Company shall pay to the Consultant a consulting fee at the monthly rate described in Schedule A. Payment for any partial month shall be prorated. As additional compensation for the Consultant’s services during the Consultation Period, the stock options and restricted stock units held by the Consultant and listed on Schedule A (“Equity Awards”) will continue to vest in accordance with their terms until the end of the Consultation Period; provided, however, and subject to Section 4 below, each outstanding Equity Award is hereby amended effective as of January 2, 2019, to provide that the provisions of Section 9(c) of the Company’s 2015 Stock Incentive Plan (the “2015 Plan”) shall not be applicable to each such Equity Award. For clarity, any provision of the Equity Awards that has the effect of accelerating unvested stock options or restricted stock units in the event of a Change in Control Event (as defined in the 2015 Plan) shall be null and void effective as of January 2, 2019. Instead, the vesting of any stock options or restricted stock units in the event of a Change in Control Event during the Consultation Period shall be governed by Section 4 below.
3.2    Expenses. The Company shall reimburse the Consultant for all reasonable and necessary documented out of pocket expenses incurred or paid by the Consultant in connection with, or related to, the performance of his services under this Agreement. The Consultant shall submit to the Company itemized monthly statements, in a form satisfactory to the Company, of such expenses incurred in the previous month. The Company shall pay to the Consultant amounts shown on each such statement within thirty (30) days after receipt thereof.

Exhibit 10.1

Notwithstanding the foregoing, the Consultant shall not incur total expenses in excess of $500.00 per month without the prior written approval of the Company.
4.    Termination. This Agreement may only be terminated prior to July 1, 2019: (a) by the non-breaching party, upon twenty-four (24) hours prior written notice to the breaching party if one party has materially breached (i) this Agreement; (ii) the Separation Agreement and General Release of Claims Consultant entered into with the Company; or (iii) the Invention and Non-Disclosure Agreement or Non-Competition and Non-Solicitation Agreement Consultant entered into at the commencement of his employment with the Company; or (b) at any time upon the mutual written consent of the parties hereto. In the event of termination, the Consultant shall be entitled to payment for services performed and (subject to the limitation in Section 3.2) for expenses paid or incurred prior to the effective date of termination that have not been previously paid. Such payment shall constitute full settlement of any and all claims of the Consultant of every description against the Company. Notwithstanding the foregoing, in the event this Agreement is terminated after a Change in Control Event of the Company (as that term is defined in the 2015 Plan), the Consultant shall be entitled to receive all payments and benefits contemplated to be received during the Consultation Period, specifically, the fees for his consulting services during the Consultation Period and the vesting of any Equity Awards during the Consultation Period.
5.    Cooperation. The Consultant shall use his/her best efforts in the performance of his/her obligations under this Agreement. The Company shall provide such access to its information and property as may be reasonably required in order to permit the Consultant to perform his/her obligations hereunder. The Consultant shall cooperate with the Company’s personnel, shall not interfere with the conduct of the Company’s business and shall observe all rules, regulations and security requirements of the Company concerning the safety of persons and property.
6.    Proprietary Information and Inventions.
6.1    Proprietary Information.
(a)     The Consultant acknowledges that his/her relationship with the Company is one of high trust and confidence and that in the course of his/her service to the Company it will have access to and contact with Proprietary Information. The Consultant will not disclose any Proprietary Information to any person or entity other than employees of the Company or use the same for any purposes (other than in the performance of the services) without written approval by an officer of the Company, either during or after the Consultation Period, unless and until such Proprietary Information has become public knowledge without fault by the Consultant.
(b)     For purposes of this Agreement, “Proprietary Information” shall mean, by way of illustration and not limitation, all information, whether or not in writing, whether or not patentable and whether or not copyrightable, or a private, secret or confidential nature, owned, possessed or used by the Company, concerning the Company's business, business relationships or financial affairs, including, without limitation, any Invention, formula, vendor information, customer information, apparatus, equipment, trade secret, process, research, report, technical or research data, clinical data, know-how, computer program, software, software documentation, hardware design, technology, product, processes, methods, techniques, formulas, compounds, projects, developments, marketing or business plan, forecast, unpublished financial statement, budget, license, price, cost, customer, supplier or personnel information or employee list that is communicated to, learned of, developed or otherwise acquired by the Consultant in the course of his/her service as a consultant to the Company.
(c)     The Consultant’s obligations under this Section 6.1 shall not apply to any information that (i) is or becomes known to the general public under circumstances involving no breach by the Consultant or others of the terms of this Section 6.1, (ii) is generally disclosed to third parties by the Company without restriction on such third parties, or (iii) is approved for release by written authorization of an officer of the Company.

Exhibit 10.1

(d)     The Consultant agrees that all files, documents, letters, memoranda, reports, records, data sketches, drawings, models, laboratory notebooks, program listings, computer equipment or devices, computer programs or other written, photographic, or other tangible material containing Proprietary Information, whether created by the Consultant or others, which shall come into his/her custody or possession, shall be and are the exclusive property of the Company to be used by the Consultant only in the performance of his/her duties for the Company and shall not be copied or removed from the Company premises except in the pursuit of the business of the Company. All such materials or copies thereof and all tangible property of the Company in the custody or possession of the Consultant shall be delivered to the Company, upon the earlier of (i) a request by the Company or (ii) the termination of this Agreement. After such delivery, the Consultant shall not retain any such materials or copies thereof or any such tangible property.
(e)     The Consultant agrees that his/her obligation not to disclose or to use information and materials of the types set forth in paragraphs (b) and (d) above, and his/her obligation to return materials and tangible property set forth in paragraph (d) above extends to such types of information, materials and tangible property of customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to the Consultant.
(f)     The Consultant acknowledges that the Company from time to time may have agreements with other persons or with the United States Government, or agencies thereof, that impose obligations or restrictions on the Company regarding inventions made during the course of work under such agreements or regarding the confidential nature of such work. The Consultant agrees to be bound by all such obligations and restrictions that are known to him and to take all action necessary to discharge the obligations of the Company under such agreements.
6.2    Inventions.
(a)     All inventions, ideas, creations, discoveries, computer programs, works of authorship, data, developments, technology, designs, innovations and improvements (whether or not patentable and whether or not copyrightable) which are made, conceived, reduced to practice, created, written, designed or developed by the Consultant, solely or jointly with others or under his/her direction and whether during normal business hours or otherwise, (i) during the Consultation Period if related to the business of the Company or (ii) after the Consultation Period if resulting or directly derived from Proprietary Information (as defined below) (collectively under clauses (i) and (ii), “Inventions”), shall be the sole property of the Company. The Consultant hereby assigns to the Company all Inventions and any and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefor, in the United States and elsewhere and appoints any officer of the Company as his duly authorized attorney to execute, file, prosecute and protect the same before any government agency, court or authority. However, this paragraph shall not apply to Inventions which do not relate to the business or research and development conducted or planned to be conducted by the Company at the time such Invention is created, made, conceived or reduced to practice and which are made and conceived by the Consultant not during normal working hours, not on the Company’s premises and not using the Company’s tools, devices, equipment or Proprietary Information.
(b)     Upon the request of the Company and at the Company’s expense, the Consultant shall execute such further assignments, documents and other instruments as may be necessary or desirable to fully and completely assign all Inventions to the Company and to assist the Company in applying for, obtaining and enforcing patents or copyrights or other rights in the United States and in any foreign country with respect to any Invention. The Consultant also hereby waives all claims to moral rights in any Inventions.
(c)     The Consultant shall promptly disclose to the Company all Inventions and will maintain adequate and current written records (in the form of notes, sketches, drawings and as may be specified by the

Exhibit 10.1

Company) to document the conception and/or first actual reduction to practice of any Invention. Such written records shall be available to and remain the sole property of the Company at all times.
7.    Independent Contractor Status.
7.1    The Consultant shall perform all services under this Agreement as an “independent contractor” and not as an employee or agent of the Company. The Consultant is not authorized to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of, the Company or to bind the Company in any manner.
7.2    The Consultant shall have the right to control and determine the time, place, methods, manner and means of performing the services. In performing the services, the amount of time devoted by the Consultant on any given day will be entirely within the Consultant's control, and the Company will rely on the Consultant to put in the amount of time necessary to fulfill the requirements of this Agreement. The Consultant will provide all equipment and supplies required to perform the services. The Consultant is not required to attend regular meetings at the Company. However, upon reasonable notice, the Consultant shall meet with representatives of the Company at a location to be designated by the parties to this Agreement. .
7.3    In the performance of the services, the Consultant has the authority to control and direct the performance of the details of the services, the Company being interested only in the results obtained. However, the services contemplated by the Agreement must meet the Company's standards and approval and shall be subject to the Company's general right of inspection and supervision to secure their satisfactory completion.
7.4    The Consultant shall not use the Company's trade names, trademarks, service names or service marks without the prior approval of the Company.
7.5    The Consultant shall be solely responsible for all state and federal income taxes, unemployment insurance and social security taxes in connection with this Agreement and for maintaining adequate workers' compensation insurance coverage.
7.6    It is understood and agreed by Contractor that, except as expressly provided herein, his classification as an independent contractor renders him ineligible for any form of Company employee benefit, coverage, participation or service credit, including without limitation medical, life and disability, pension, retirement, bonuses, severance or other incentives, paid or unpaid leave, workers’ compensation, unemployment, and statutory disability or family leave. Consistent with the foregoing, it is further agreed that the Company shall have no obligation to provide such benefits to Contractor or any employee or representative of Contractor, or any dependent or beneficiary of the foregoing, and that no such rights or entitlement are created by this Agreement, regardless of whether such benefits are made available to individuals classified by the Company as employees. If any governmental agency should re-classify Contractor’s status, it is agreed that such re-classification shall have no impact on Contractor’s continuing ineligibility to participate in any Company benefit program, nor shall it cause Contractor to be eligible to participate retroactively in any Company benefit program.
8.    Remedies. The Consultant acknowledges that any breach of the provisions of Section 6 of this Agreement shall result in serious and irreparable injury to the Company for which the Company cannot be adequately compensated by monetary damages alone. The Consultant agrees, therefore, that, in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement

Exhibit 10.1

by the Consultant and to seek both temporary and permanent injunctive relief (to the extent permitted by law) without the necessity of proving actual damages or posting a bond.
9.    Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other party at the address shown above, or at such other address or addresses as either party shall designate to the other in accordance with this Section 9.
10.    Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.
11.    Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement, except to the extent that Consultant’s Separation Agreement and General Release of Claims, Invention and Non-Disclosure Agreement, and Non-Competition and Non-Solicitation Agreement subject him to continuing obligations.
12.    Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Consultant.
13.    Non-Assignability of Contract. This Agreement is personal to the Consultant and the Consultant shall not have the right to assign any of his/her rights or delegate any of his/her duties without the express written consent of the Company. Any non-consented-to assignment or delegation, whether express or implied or by operation of law, shall be void and shall constitute a breach and a default by the Consultant.
14.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction.
15.    Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of the Consultant are personal and shall not be assigned by him.
16.    Interpretation. If any restriction set forth in Section 6 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.
17.    Survival. Sections 4 through 18 shall survive the expiration or termination of this Agreement.
18.    Miscellaneous.
18.1    No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.
18.2    The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

Exhibit 10.1

18.3    In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.
SPARK THERAPEUTICS, INC.

By: /s/ Jeffrey D. Marrazzo         Date: November 12, 2018

Name: Jeffrey D. Marrazzo

Title: Chief Executive Officer

CONSULTANT

By: /s/ John P. Furey          Date: November 12, 2018

Name: John P. Furey

Exhibit 10.1

SCHEDULE A
Description of Services and Fee Schedule

Project: Consultant shall consult to the Company’s CEO and other executive leaders of the Company with regard to Technical Operations, Commercial and Facility matters. Such consultation may take the form of transition related services or otherwise be related to Consultant’s areas of expertise.

Fee Schedule:
Consulting Fees
Consultant shall receive a monthly consulting fee of $39,166.67. The total value for the Services pursuant to this Schedule shall not exceed $235,000.00 unless otherwise agreed to in writing by both parties.
Note these fees do not include travel costs and pass through costs

▪	Travel costs: Any travel and accommodation costs incurred during the project will be charged to the COMPANY in accordance with section 3.2 of this Agreement.
Equity Awards
The following Equity Awards will continue to vest subject to the terms and conditions of each such Equity Award and the provisions of Section 3.1 of this Agreement:

Grant Date	Vehicle	Original Number of Shares Granted	Grant Price	Vesting Date During Consultation Period	Number of Shares Vesting
1/18/2018	RSU	10,000	$50.55	1/18/2019	2,500
1/18/2018	RSU	7,500	$50.55	1/18/2019	1,875
1/18/2018	NQ Option	35,000	$50.55	1/18/2019	8,750
12/1/2016	NQ Option	160,000	$49.74	3/1/2019	10,000
				6/1/2019	10,000

Exhibit 10.1

ATTACHMENT A
CERTIFICATION REGARDING COMPLIANCE WITH ANTI-CORRUPTION LAWS

Spark Therapeutics, Inc. (the “Company”) requires Third Parties – defined to include any agent, distributor, consultant or other third-party representative who promotes, takes orders for, and/or sells the Company’s products and services or provides other services to the Company or otherwise acts for or on behalf of the Company – to review and comply with applicable anti-corruption laws and regulations (including but not limited to the U.S. Foreign Corruption Practices Act and the U.K. Bribery Act) and the Company’s anti-corruption compliance requirements (collectively, the “Policies”). These Policies are designed to provide guidance on maintaining the Company’s high ethical standards and ensuring compliance with applicable anti-corruption laws and regulations.

John P. Furey (the “Third Party”), which has entered into a business relationship with the Company, hereby, as appropriate, represents, warrants, affirms and agrees that:

1.Throughout the duration of its business relationship with the Company, the Third Party has complied with all of the commitments and requirements set forth in the “Compliance with Laws” provisions in the agreement between the Company and the Third Party.

2.In particular, the Third Party and any person acting on the Third Party's behalf have complied with all applicable anti-corruption laws and regulations, including but not limited to the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. In this regard, those who represent or perform work for the Company have reviewed and complied with the Company’s Anti-Corruption Compliance Policy throughout the duration of the Third Party's business relationship with the Company.

3.All of the information and certifications that the Third Party has provided to the Company were and remain accurate and complete. If subsequent developments cause such information or the certifications to no longer be accurate or complete, the Third Party shall immediately notify the Company of such change in circumstances.

4.The Third Party authorizes the Company to use any information contained in this Certification in any litigation, arbitration, or other proceeding in connection with the Third Party's representation and/or performance of work for the Company.

Representative Signature: /s/ John P. Furey

Printed Name of Representative: John P. Furey

Representative Title: ________________________________

Company: ________________________________________

Date: November 12, 2018